UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Astra Space, Inc.

(Name of Issuer)

Class A Common Stock, Par Value $0.0001 per share

(Title of Class of Securities)

04634X 20 2

(CUSIP Number)

ACME, LLC

Attn: Mike Derrick, Chief Financial Officer

505 Howard Street, Suite 201

San Francisco, CA 94105

(415) 805-8507

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 21, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04634X 20 2	Schedule 13D	Page 2 of 15 Pages

1.	Names of Reporting Persons SherpaVentures Fund II, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,215,354 shares of Class A Common Stock (2)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 4,215,354 shares of Class A Common Stock (2)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,215,354 shares of Class A Common Stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 19.9% of Class A Common Stock (17.0% of Common Stock) (3)

14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by SherpaVentures Fund II, LP (“ACME Fund II”), SherpaVentures Fund II GP, LLC (“ACME GP II”), Eagle Creek Capital, LLC (“Eagle Creek”), and Scott Stanford (together with ACME Fund II, ACME GP II and Eagle Creek, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Consists of securities owned by ACME Fund II. As of the date of this filing, ACME Fund II directly held (i) 1,882,582 shares of Class A Common Stock; (ii) convertible promissory notes in the aggregate principal amount of $5,127,490, which were convertible, within 60 days of the date hereof, into an aggregate of 6,345,903 shares of Class A Common Stock (calculated as of November 21, 2023), subject to the restriction described below (“Convertible Notes”); and (iii) warrants exercisable for an aggregate of 2,212,768 shares of Class A Common Stock within 60 days of the date hereof, subject to the restriction described below (“Warrants”). The share numbers above represent the maximum number of shares of Class A Common Stock issuable upon conversion of the Convertible Notes and exercise of the Warrants, by virtue of provisions of the Warrants and Convertible Notes that limit the conversion of the Convertible Notes and the exercise of the Warrants to the extent that, upon giving effect to such conversion or exercise, the aggregate number of shares of common stock beneficially owned by ACME Fund II (together with its affiliates and other attribution parties) would exceed 19.99% of the number of shares of Class A Common Stock outstanding immediately after giving effect to the conversion or exercise (the “Exercise/Conversion Limitation”). Without giving effect to the Exercise/Conversion Limitation, ACME Fund II would beneficially own an aggregate of 10,441,253 shares of Class A Common Stock as of November 21, 2023.

(3)	These percentages are based on a total of 22,564,568 shares of Common Stock (18,861,955 shares of Class A Common Stock and 3,702,613 shares of Class B Common Stock) outstanding as of November 20, 2023 as represented to the Reporting Persons by the Issuer, adjusted in accordance with rules of the SEC and taking into account the Exercise/Conversion Limitation.

CUSIP No. 04634X 20 2	Schedule 13D	Page 3 of 15 Pages

1.	Names of Reporting Persons SherpaVentures Fund II GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,215,354 shares of Class A Common Stock (2)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 4,215,354 shares of Class A Common Stock (2)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,215,354 shares of Class A Common Stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 19.9% of Class A Common Stock (17.0% of Common Stock) (3)

14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Consists of securities beneficially owned by ACME Fund II. As of the date of this filing, ACME Fund II directly held (i) 1,882,582 shares of Class A Common Stock; (ii) Convertible Notes in the aggregate principal amount of $5,127,490, which were convertible, within 60 days of the date hereof, into an aggregate of 6,345,903 shares of Class A Common Stock (calculated as of November 21, 2023), subject to the restriction described below; and (iii) Warrants exercisable for an aggregate of 2,212,768 shares of Class A Common Stock within 60 days of the date hereof, subject to the restriction described below. The share numbers above represent the maximum number of shares of Class A Common Stock issuable upon conversion of the Convertible Notes and exercise of the Warrants, by virtue of the Exercise/Conversion Limitation. ACME GP II is the general partner of ACME Fund II and may be deemed to have voting and investment authority over the shares held by ACME Fund II. Without giving effect to the Exercise/Conversion Limitation, ACME GP II would beneficially own an aggregate of 10,441,253 shares of Class A Common Stock as of November 21, 2023.

(3)	These percentages are based on a total of 22,564,568 shares of Common Stock (18,861,955 shares of Class A Common Stock and 3,702,613 shares of Class B Common Stock) outstanding as of November 20, 2023 as represented to the Reporting Persons by the Issuer, adjusted in accordance with rules of the SEC and taking into account the Exercise/Conversion Limitation.

CUSIP No. 04634X 20 2	Schedule 13D	Page 4 of 15 Pages

1.	Names of Reporting Persons Eagle Creek Capital, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 15,094 shares of Class A Common Stock (2)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 15,094 shares of Class A Common Stock (2)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,094 shares of Class A Common Stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.1% of Class A Common Stock (0.1% of Common Stock) (3)

14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	These shares are held by Eagle Creek. Mr. Stanford is the sole manager of Eagle Creek and may be deemed to have voting and investment authority over the shares held by Eagle Creek.

(3)	These percentages are based on a total of 22,564,568 shares of Common Stock (18,861,955 shares of Class A Common Stock and 3,702,613 shares of Class B Common Stock) outstanding as of November 20, 2023 as represented to the Reporting Persons by the Issuer.

CUSIP No. 04634X 20 2	Schedule 13D	Page 5 of 15 Pages

1.	Names of Reporting Persons Scott Stanford

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,236,826 shares of Class A Common Stock (2)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 4,236,826 shares of Class A Common Stock (2)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,236,826 shares of Class A Common Stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 19.99% of Class A Common Stock (17.0% of Common Stock) (3)

14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Consists of (i) 6,378 shares held by Mr. Stanford directly, (ii) 15,094 shares held by Eagle Creek and (iii) shares beneficially owned by ACME Fund II. As of the date of this filing, ACME Fund II directly held (i) 1,882,582 shares of Class A Common Stock; (ii) Convertible Notes in the aggregate principal amount of $5,127,490, which were convertible, within 60 days of the date hereof, into an aggregate of 6,345,903 shares of Class A Common Stock (calculated as of November 21, 2023), subject to the restriction described below; and (iii) Warrants exercisable for an aggregate of 2,212,768 shares of Class A Common Stock within 60 days of the date hereof, subject to the restriction described below. The share numbers above represent the maximum number of shares of Class A Common Stock issuable upon conversion of the Convertible Notes and exercise of the Warrants, by virtue of Exercise/Conversion Limitation. Mr. Stanford is the sole manager of ACME GP II and Eagle Creek and may be deemed to have voting and investment authority over the shares held by ACME Fund II and Eagle Creek. Without giving effect to the Exercise/Conversion Limitation, Mr. Stanford would beneficially own an aggregate of 10,462,725 shares of Class A Common Stock as of November 21, 2023.

(3)	These percentages are based on a total of 22,564,568 shares of Common Stock (18,861,955 shares of Class A Common Stock and 3,702,613 shares of Class B Common Stock) outstanding as of November 20, 2023 as represented to the Reporting Persons by the Issuer, adjusted in accordance with rules of the SEC and taking into account the Exercise/Conversion Limitation.

Explanatory Note: This Amendment No. 3 (the “Amendment”), which amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on July 12, 2021, and amended on October 23, 2023 and November 9, 2023 (as amended, the “Original Schedule 13D”) filed on behalf of SherpaVentures Fund II, LP (“ACME Fund II”), SherpaVentures Fund II GP, LLC (“ACME GP II”), Eagle Creek Capital, LLC (“Eagle Creek”) and Scott Stanford (together with ACME Fund II, ACME GP II and Eagle Creek, collectively, the “Reporting Persons”) relates to the Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”) of Astra Space, Inc., a Delaware corporation (the “Issuer”). Information reported in the Original Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Original Schedule 13D. All references in the Original Schedule 13D and this Amendment shall be deemed to refer to the Original Schedule 13D as amended and supplemented by this Amendment.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end of Item 3:

On November 21, 2023, the Issuer, the Bridge Investors (including ACME Fund II), Chris Kemp, the Issuer’s Chief Executive Officer, chairman and a director, and Adam London, the Issuer’s Chief Technology Officer and a director entered into a financing transaction on substantially the terms contemplated by the Term Sheet (the “Financing”). Pursuant to the Financing, ACME Fund II’s Existing Note and Bridge Note were amended and modified in their entirety in accordance with the form of Senior Secured Convertible Note due 2025 (the “Convertible Notes”) filed herewith as Exhibit B, in exchange for the Issuer’s payment to ACME Fund II of an amendment fee of approximately $0.6 million (which includes fees and premiums paid by ACME Fund II in connection with its purchase of the Existing Note from the Issuer’s prior senior secured creditor). Additionally, pursuant to the Financing, ACME Fund II amended certain provisions of the Bridge Warrants (as amended, the “Warrants”). Following the closing of the Financing, ACME Fund II holds $5,127,490 aggregate principal amount of Convertible Notes and Warrants to purchase an aggregate of 2,212,768 shares of Class A Common Stock, subject to the conversion and exercise limitations described in Item 6.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end of Item 4:

The information set forth in Item 3 of this Schedule 13D is incorporated herein by reference.

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes, with the aim of increasing the value of their investments and the Issuer, and intend to review their investments in the Issuer on a continuing basis.

The Reporting Persons are aware of the submission, by Dr. London and Mr. Kemp, of a non-binding proposal to an independent committee (the “Special Committee”) of the Board of Directors of the Issuer (the “Issuer’s Board”) to offer to acquire all of the outstanding equity of the Issuer at a price of $1.50 per share, payable in cash (the “Proposal”) as reported by the Issuer in a Current Report on Form 8-K filed with the SEC on November 9, 2023. Mr. Stanford is not a member of the Special Committee. Following the public announcement of the Proposal, representatives of the Reporting Person have had preliminary conversations with Dr. London and Mr. Kemp with respect to the Proposal, and intend to continue to participate in such discussions.

In addition, the Reporting Persons may engage in discussions with management, the Special Committee and the Issuer’s Board, other securityholders of the Issuer, and other relevant parties. In the course of these discussions, the Reporting Persons may encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction, that could result in the de-listing or de-registration of the Class A Common Stock, which may be on terms similar to the Proposal; security offerings; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board. To facilitate consideration of such matters, the Reporting Persons may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons will likely take some or all of the foregoing steps at preliminary stages in its consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.

In the event that the Issuer reaches a definitive agreement with respect to the transaction contemplated by the Proposal, ACME Fund II and Eagle Creek may elect to participate in the transaction by contributing some or all of their investments in the Issuer to the acquiring entity (the “Acquiror”) in exchange for equity interests in the Acquiror (a “Rollover”). Any decision with respect to a Rollover would be subject to the Issuer and the Acquiror entering into a definitive agreement with respect to the acquisition of the Issuer (an “Acquisition Agreement”), and would be based on the terms and conditions of the Acquisition Agreement, the Reporting Persons’ ability to negotiate a Rollover on terms mutually acceptable to the Reporting Persons and the Acquiror, the Reporting Persons’ satisfactory completion of diligence, general market conditions and other factors. Accordingly, there can be no assurance that the Reporting Persons will participate in a Rollover in connection with the proposed, or any other potential, acquisition of the Issuer.

The Reporting Persons expressly disclaim membership of a “group,” within the meaning of Section 13 of the Exchange Act, with Mr. Kemp, Dr. London or any other party with respect to the securities of the Issuer.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interests in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

The information contained in Item 3 of this Schedule 13D is incorporated by reference herein.

(a), (b)	The responses of the Reporting Persons with respect to Rows 7 through 13 of their respective cover pages to this Schedule 13D are incorporated herein by reference.

The Reporting Persons’ aggregate beneficial ownership percentage is 19.99% of the outstanding shares of the Class A Common Stock (17.0% of the outstanding Common Stock). These percentages are based on a total of 22,564,568 shares of Common Stock (18,861,955 shares of Class A Common Stock and 3,702,613 shares of Class B Common Stock) outstanding as of November 20, 2023 as represented to the Reporting Persons by the Issuer, adjusted in accordance with rules of the SEC and taking into account the Exercise/Conversion Limitation.

Each of the Reporting Persons expressly disclaims beneficial ownership of all of the shares of Class A Common Stock included in this Schedule 13D, other than the shares of Class A Common Stock held of record by such Reporting Person, and the filing of this Schedule 13D shall not be construed as an admission that any such person is, for the purposes of Sections 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Schedule 13D, or a member of a “group,” within the meaning of Section 13 of the Exchange Act.

(c)	Except as set forth in this Schedule 13D, none of the Reporting Persons has engaged in any transaction with respect to the Class A Common Stock since the date of the filing of Amendment No. 2 to the Schedule 13D.

(d)	To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the members, affiliates or shareholders of the Reporting Persons, is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Class A Common Stock reported herein as beneficially owned by the Reporting Persons.

Information responsive to this Item 5 with respect to the Listed Persons is included in Schedule I hereto and incorporated by reference herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end of Item 6:

Financing Agreement

Pursuant to the Securities Purchase Agreement dated as of August 4, 2023 (as amended by the Reaffirmation Agreement and Omnibus Amendment Agreement dated as of November 6, 2023, the Limited Waiver and Consent and Omnibus Amendment No. 2 Agreement dated as of November 17, 2023 and the Omnibus Amendment No. 3 Agreement dated as of November 21, 2023) (the “Financing Agreement”), the Issuer, the Issuer’s subsidiaries and the Bridge Investors (including ACME Fund II) agreed to amend and modify the terms of the Existing Notes in their entirety in accordance with the form of Convertible Note in exchange for the Issuer’s reimbursement of a premium (including accrued interest from November 6, 2023) of approximately $1.2 million paid by the Bridge Investors in connection with their purchase of the Existing Notes and associated warrants from the Issuer’s senior secured creditor on November 6, 2023, which amount was capitalized and added to the outstanding principal amount of the Convertible Notes; and (ii) the Bridge Warrants were amended in the form filed herewith as Exhibit C for no additional consideration (which amendment did not change the number of shares issuable upon exercise or the exercise price thereof).

The Financing Agreement contains customary representations, warranties and agreements by the Issuer, including an agreement to indemnify the Investors against certain liabilities. The Financing Agreement also contains covenants that require the Issuer to among other things: (i) offer the holders of the Convertible Notes, so long as any Convertible Notes remain outstanding, participation rights in future offerings of any equity, equity-linked equity equivalent securities or securities convertible into or exercisable for equity (excluding offerings of Class A Common Stock through an approved at-the-market equity program), subject to limited exceptions; (ii) not effect or enter into any “Variable Rate Transactions” (as defined in the Financing Agreement); and (iii) seek stockholder approval (the “Stockholder Approvals”) in accordance with the listing rules of The Nasdaq Stock Market LLC (“Nasdaq”) with respect to the issuance of the shares of Class A Common Stock issuable upon exercise of the Warrants in excess of the limitations imposed by such rules and the shares of Class A Common Stock issuable upon conversion of the Convertible Notes in excess of the limitations imposed by such rules (such shares of Class A Common Stock issuable upon exercise of the Warrants or conversion of the Convertible Notes, the “Underlying Shares”).

The Financing Agreement also provides that for 45 days after the closing date, the Issuer and its subsidiaries may not, directly or indirectly, register, offer, sell, grant any option or right to purchase, issue or otherwise dispose of, including make any filing to do the same, any equity or equity-linked securities, subject to limited exceptions, including without limitation, sales pursuant to the Issuer’s ATM Sales Agreement (as defined in the Financing Agreement).

Pursuant to the Financing Agreement, the Issuer is required to file a registration statement with the SEC no later than May 1, 2024 to register the resale of all Underlying Shares.

After giving effect the amendment and modification of ACME Fund II’s Existing Note and Bridge Note in the form of the Convertible Note and the amendment of the Bridge Warrants in the form of the Warrants, ACME Fund II currently holds Convertible Promissory Notes in aggregate principal amount of $5,127,490 and Warrants to purchase an aggregate of 2,212,768 shares of Class A Common Stock, subject to the Exercise/Conversion Limitation.

Convertible Notes

The Convertible Notes were not issued pursuant to an indenture. The Convertible Notes mature on November 15, 2025 (the “Maturity Date”), provided that the Maturity Date may be extended upon the written agreement of the Issuer and the holders of the Convertible Notes. On the Maturity Date, the Issuer will pay the holders of the Convertible Notes an amount in cash equal to (i) the then-outstanding stated principal amount of the Convertible Notes, multiplied by (ii) the then applicable Minimum Return (as defined in the Convertible Notes) amount in effect at such time, plus accrued and uncapitalized interest on the Convertible Notes (such amount, the “Minimum Return Maturity Amount”); provided that if the Maturity Date has been extended the Issuer will pay such holders an amount in cash equal to the greater of (x) the Minimum Return Maturity Amount and (y) the then-outstanding principal amount plus any accrued and uncapitalized interest on the Convertible Notes. In the event that any prepayment or redemption of the Convertibles Notes is made in full prior to the Maturity Date (or is deemed to have occurred in the case of an Event of Default Acceleration Event (as defined in the Convertible Notes)), the Issuer will pay in full all outstanding obligations under the Convertible Notes, which will include the payment, if applicable, of any Minimum Return amount (as defined in the Convertible Notes), which ranges from 125% to 175% of the outstanding stated principal amount of the Convertible Notes depending on the timing of the prepayment or redemption event.

The Convertible Notes bear interest at 12.0% per annum, payable in kind, which interest rate would increase to 15.0% per annum upon the existence of an Event of Default (as defined in the Convertible Notes). Interest on the Convertible Notes accrues from November 21, 2023, which includes the interest on the Existing Notes before the Existing Notes were amended and modified to the Convertible Notes. Interest on the Convertible Notes will be payable in kind on each February 1, May 1, August 1 and November 1, beginning February 1, 2024.

The Convertible Notes are issued by the Issuer and each of the Issuer’s subsidiaries, as co-issuers. The Convertible Notes are secured by first-priority security interests in all tangible and intangible assets, now owned and hereafter created or acquired, of the Issuer and its subsidiaries, subject to customary exceptions, and are guaranteed by the Issuer and all of its subsidiaries.

The Issuer is required to make quarterly amortization payments under the Convertible Notes on each February 1, May 1, August 1 and November 1, beginning February 1, 2024, payable in cash in an amount equal to 11.1% of the initial Stated Principal Amount (as defined in the Convertible Notes) of such Convertible Note. The holder of a Convertible Note, in its sole discretion, may agree to defer its quarterly amortization payment to the subsequent amortization payment date pursuant to the terms of its Convertible Note.

Holders of the Convertible Notes may, at their option, prior to the second scheduled trading day immediately before the Maturity Date, convert all or any portion of the outstanding amount of their Convertible Notes, subject to the Exercise/Conversion Limitation, into shares of Class A Common Stock, at an initial conversion rate of 1,237.6238 shares of Class A Common Stock per $1,000 principal amount of Convertible Notes, which is equivalent to an initial conversion price of approximately $0.808 per share of Class A Common Stock. The conversion rate will be subject to standard adjustments in the event of any stock split, stock dividend, stock combination, recapitalization or other similar transactions.

Holders of the Convertible Notes have the right to require the Issuer to repurchase the Convertible Notes upon the occurrence of a Fundamental Change (as defined in the Convertible Notes) for a cash price equal to the greater of (i) the then-outstanding principal amount of the Convertible Notes to be repurchased, or (ii) the then applicable Minimum Return amount in effect at such time multiplied by the original stated principal amount of the Convertible Notes to be repurchased, in each case, plus the accrued and uncapitalized interest on the Convertible Notes; provided that if such Fundamental Change consists of a sale, transfer or other disposition of all or substantially all of the property and assets or business or more than 50% of the equity interests of the Issuer’s subsidiary, Astra Spacecraft Engines, Inc. (an “ASE Disposition”), such offer may be limited to the maximum aggregate then-outstanding principal amount of Convertible Notes that may be repurchased to the extent that the aggregate Fundamental Change Repurchase Prices therefor would not exceed the net cash proceeds from such ASE Disposition in excess of $5.0 million.

After the first effective date of any Specified Fundamental Change (as defined in the Convertible Notes), provided the Equity Conditions (as defined in the Convertible Notes) are satisfied, the Issuer may redeem all (but not less than all) of the then outstanding principal amount of the Convertible Notes for a cash price equal to the greater of (i) the then-outstanding principal amount of Convertible Notes to be redeemed, or (ii) the then applicable Minimum Return amount in effect at such time multiplied by the original stated principal amount of Convertible Notes to be redeemed, in each case, plus the accrued and uncapitalized interest on the Convertible Notes. The Issuer may not redeem any amounts under the Convertible Notes prior to the Specified Fundamental Change Trigger Date (as defined in the Convertible Notes).

Unless the Issuer obtains the Stockholder Approvals, the Issuer will be prohibited from issuing any shares of Class A Common Stock upon conversion of the Convertible Notes if the issuance of such shares of Class A Common Stock would exceed 19.99% of the Issuer’s outstanding shares of Class A Common Stock as of the date of the Subsequent Financing Agreement or otherwise exceed the aggregate number of shares of Class A Common Stock which the Issuer may issue without breaching the Issuer’s obligations under the Nasdaq listing rules.

The Issuer is also subject to certain customary affirmative and negative covenants regarding the incurrence of indebtedness, investment transactions, the existence of liens, distributions, restricted issuances, the transfer, sale or disposition of assets and the delivery of annual budgets, among other matters.

If an Event of Default under the Convertible Notes occurs, the principal amount thereof, together with accrued interest thereon, may become immediately due and payable.

Warrants

The Warrants are immediately exercisable, subject to the Exercise/Conversion Limitation, for up to 2,212,768 shares of Class A Common Stock at an exercise price of $0.808 per share of Class A Common Stock, subject to certain adjustments and expire on November 6, 2028. The exercise price of the Warrants, and the number of shares of Class A Common Stock potentially issuable upon exercise of the Warrants, will be adjusted proportionately if the Issuer subdivides its shares of Class A common stock into a greater number of shares or combines its shares of common stock into a smaller number of shares.

In the event of a Fundamental Transaction (as defined in the Warrants) that is (i) an all cash transaction, (ii) a “Rule 13e-3 transaction” as defined in Rule 13e-3 under the Securities Exchange Act of 1934, as amended, or (3) a Fundamental Transaction involving a person or entity not traded on a national securities exchange, the Issuer will be required, at the option of the holder of the Warrant, to (x) purchase such holder’s Warrant by paying to such holder an amount of cash equal to the Black-Scholes Value (as defined in the Warrants) of the remaining unexercised portion of such Warrant on the date of the consummation of such Fundamental Transaction or (y) exchange the Warrant for a security of the Successor Entity (as defined in the New Warrants) evidenced by a written instrument substantially similar in form and substance to the Warrants, including, without limitation, which is exercisable for a corresponding number of shares of capital stock equivalent to the shares of Class A Common Stock acquirable and receivable upon exercise of the Warrant prior to such Fundamental Transaction, and with an exercise price which applies the exercise price under the Warrant to such shares of capital stock (but taking into account the relative value of the shares of Class A Common Stock pursuant to such Fundamental Transaction and the value of such shares of capital stock, such adjustments to the number of shares of capital stock and such exercise price being for the purpose of protecting the economic value of the Warrant immediately prior to the consummation of such Fundamental Transaction).

Unless the Issuer obtains the Stockholder Approvals, the Issuer will be prohibited from issuing any shares of Class A Common Stock upon exercise of the Warrants if the issuance of such shares of Class A Common Stock would exceed 19.99% of the Issuer’s outstanding shares of Class A Common Stock as of the date of the Financing Agreement or otherwise exceed the aggregate number of shares of Class A Common Stock which the Issuer may issue without breaching the Issuer’s obligations under the Nasdaq listing rules.

Exercise/Conversion Limitation

The Convertible Notes and Warrants are subject to a limitation that prohibits the conversion of the Convertible Notes and the exercise of the Warrants to the extent that, upon such conversion or exercise, ACME Fund II and its Attribution Parties (as defined in the Convertible Notes and Warrants) would beneficially own in excess of 19.99% of the Issuer’s Class A Common Stock (the “Exercise/Conversion Limitation”). Pursuant to the terms of the Finance Agreement, the Issuer has agreed to seek the approval of its stockholders, as contemplated by Nasdaq Listing Rule 5635(b), to permit the holders of the Convertible Notes and Warrants to increase the cap on the beneficial ownership to a higher percentage, or remove the limitation altogether.

The foregoing summaries of the Financing Agreement, the Convertible Notes and the Warrants do not purport to be complete and are qualified in their entirety by reference to the copies of the form of Convertible Note, the form of Warrant and the Financing Agreement that are filed herewith as Exhibits B, C and D, respectively, and each of which is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

A.	Joint Filing Agreement, dated July 12, 2021 (incorporated by reference to the Original Schedule 13D, filed on July 12, 2021)

B.	Form of Senior Secured Convertible Note due 2025 (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K (File No. 1-39426), filed on November 24, 2023)

C.	Form of Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K (File No. 1-39426), filed on November 24, 2023)

D.	Omnibus Amendment No. 3 Agreement dated as of November 21, 2023 (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on 8-K (File No. 1-39426), filed on November 24, 2023).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	November 24, 2023

SherpaVentures Fund II, LP

By: SherpaVentures Fund II GP, LLC
Its: General Partner

By:	/s/ Scott Stanford
Scott Stanford, Manager

SherpaVentures Fund II GP, LLC

By:	/s/ Scott Stanford
Scott Stanford, Manager

Eagle Creek Capital, LLC

By:	/s/ Scott Stanford
Scott Stanford, Manager

/s/ Scott Stanford
Scott Stanford

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

Schedule I

Manager of SherpaVentures Fund II GP, LLC and Eagle Creek Capital, LLC

Scott Stanford

c/o ACME, LLC

505 Howard Street, Suite 201

San Francisco, CA 94105

Principal Occupation: venture capital investment business

Citizenship: United States of America